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                             May 22, 2024

       David Sealock
       Chief Executive Officer
       Sky Quarry Inc.
       707 W. 700 S. Suite 101
       Woods Cross, UT 84087

                                                        Re: Sky Quarry Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed May 7, 2024
                                                            File No. 024-12373

       Dear David Sealock:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 8, 2024 letter.

       Amendment No. 4 to Offering Statement on Form 1-A

       Termination of the Offering, page II-10

   1. We note your response to prior comment 1. We also note the new disclosure in this section regarding the
prior offering statement, the Investor Warrants, and Securities Act
                                                        Rule 251(d)(3)(i)(F).
Please confirm that Sky Quarry was current in its annual and semiannual filings
pursuant to Rule 257(b) at the time of all such sales.
 David Sealock
FirstName
Sky QuarryLastNameDavid Sealock
            Inc.
Comapany
May        NameSky Quarry Inc.
     22, 2024
May 22,
Page 2 2024 Page 2
FirstName LastName
       Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:      Brian Lebrecht, Esq.